Exhibit 99.35

UNREPORTED

IN THE COURT OF SPECIAL APPEALS

OF MARYLAND

No. 2840

September Term, 2008

COSTA BRAVA
PARTNERSHIP III, L.P., et al.

V.

TELOS CORPORATION, et al.

Meredith,

Zarnoch,

Rubin, Ronald B.

(Specially Assigned),

JJ.

Opinion by Meredith, J.

Filed: September 7, 2012

In this appeal from a judgment entered by the Circuit Court for Baltimore City, appellants challenge the dismissal of their shareholders’ derivative claims and their personal claim for relief from shareholder oppression.1

Appellants present the following questions:

I.	Whether the Circuit Court followed the proper procedure to adjudicate Telos’s Motion to Dismiss Derivative Claims pursuant to the report of the Special Litigation Committee.

IL	Whether the Circuit Court applied the proper standard to adjudicate Telos’s Motion to Dismiss Derivative Claims pursuant to the report of the Special Litigation Committee.

III.	Whether the Circuit Court erred by granting Telos’s Motion to Dismiss and dismissing appellants’ shareholder derivative claims.

IV.	Whether the Circuit Court erred by dismissing appellants’ shareholder oppression claim.

The first three questions are controlled by the Court of Appeals’s decision in Boland v. Boland, 423 Md. 296 (2011), which clarified the standard of review to be applied to the recommendations of special litigation committees relative to shareholders’ derivative suits. Because we are unable to conclude whether the ultimate conclusion of the circuit court would have been the same if it had had the benefit of the Boland opinion, we will remand the case for reconsideration and such further proceedings as may be appropriate to ensure adherence to the standards set forth in Boland. With respect to question IV, we shall vacate the judgment of the circuit court which dismissed Count V of the Second Amended Complaint.

1 Appellants (Costa Brava Partnership III, L.P., and Wynnefield Partners Small Cap Value, L.P.) sued appellees (Telos Corporation and its individual directors — namely, Robert J. Marino, John B. Wood, Geoffrey B. Baker, David Borland, Norman Byers, Dr. Fred Ikle, Ambassador Langhorne Motley, Bruce Stewart and Malcolm M.B. Sterrett — and officers — namely, Michael P. Flaherty, Marino, Wood, Edward L. Williams, Lt. Gen. (Ret.) John McDuffie, Michele Nakazawa, and Richard Tracy — and majority shareholder, John R. C. Porter).

DISCUSSION

I. Shareholders’ derivative claims

The pertinent procedural history of this complex litigation was set forth as follows in the very thorough opinion issued by the circuit court, which is reported online at Costa Brava Partnership III, L.P. v. Telos Corporation, 2008 MDBT 1, 5-6:

Plaintiffs’ Second Amended Complaint contains two derivative claims. Count VI alleges breaches of fiduciary duties by the Telos director defendants, Robert Marino, John Wood, Geoffrey Baker, David Borland, Norman Byers, Fred Ikle, Langhorne Motley and Malcolm Sterrett. Count VII alleges breaches of fiduciary duties by the Telos officer defendants, Michael Flaherty, Robert Marino, Edward Williams, John Wood, John McDuffie, Michele Nakazawa and Richard Tracy.

Besides generally alleging that the named director and former director defendants failed to act in good faith and in the best interests of the corporation, plaintiffs make specific claims . . . which essentially charge the defendant directors with several schemes to divert Telos’ assets to John Porter and Telos management while contending that the company was unable to pay dividends to the ERPs holders or to proceed with redemption of their public preferred shares.

Similar claims are made about the Telos officers and former officers in Count VII. A consistent theme of the Second Amended Complaint is repeated, namely that the directors and officers abdicated their responsibilities and permitted Telos’ largest investor, John Porter, and its CEO, John Wood, to control the corporation.

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The circuit court further explained, id. at 2-5:

Prior to filing this litigation, plaintiffs made demand on Telos’ board of directors by letter dated September 9, 2005. A second demand letter was directed to the Telos board on December 27, 2005, after suit was filed. Telos’ board established a Special Litigation Committee (“1st SLC”) on December 22, 2005, composed of outside directors Bruce Stewart and Thomas Owsley, to investigate Costa Brava’s claims. A Board Resolution was adopted and the 1st SLC engaged counsel from the Fulbright & Jaworski law firm as independent legal advisors. A significant amount of work was completed by the 1st SLC and its counsel, with a nearly final draft report in the works on August 16, 2006, when Stewart, Owsley and four other board members suddenly resigned. It appears that the 1st SLC’s final draft report, in conjunction with an Interim Report issued on May 12, 2006, would have recommended dismissal of plaintiffs’ derivative claims, but no final decision was made.

When Telos’ board was reconstituted in the fall of 2006, it established a 2nd SLC composed of independent directors Vice Admiral (ret.) Jerry 0. Tuttle and Lt. General (ret.) Bruce R. Harris. The 2nd SLC engaged legal counsel from the LeClair Ryan law firm to assist it in its investigative efforts. Building on the substantial investigative work completed by the 1st SLC and its attorneys, the 2nd SLC performed additional work and reviewed thousands of documents. It reached a preliminary conclusion on May 2, 2007, to recommend dismissal and issued a Revised Report on July 20, 2007, finding no evidence to support plaintiffs’ derivative claims.

On August 24, 2007, Telos filed the present motion to dismiss plaintiffs’ derivative claims on the basis of the Revised Report and recommendations of the 2nd SLC. The issues have been fully briefed and argued by counsel for the respective parties. The Court conducted two evidentiary hearings [pursuant to Maryland Rule 2-5021, on November 21, 2007, and December 4, 2007, at which it received testimony from both LeClair Ryan lawyers, Thomas J. McGonigle and Andrew J. Frisch, expert opinion testimony from Professor Lisa Fairfax of the University of Maryland School of Law’s Business Law program and a documentary record of literally hundreds of pages. The parties also designated portions of deposition testimony for the Court’s review and highlighted that testimony during the course of their arguments on the motion.

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Thus, the Court has before it a well developed and rather complete record of the investigative work of the 1st SLC and 2nd SLC. The question presented at this time is whether the Court should defer to the business judgment of Telos’ board and dismiss plaintiffs’ derivative claims without a trial on their merits.

(Footnotes omitted.)

In a prescient passage, the circuit court noted that the allocation of the burdens of proof in this matter could “well be outcome determinative.” The court stated, id, at 6-7:

The critical issue, which has permeated all of the parties’ arguments to the Court and colored their analysis, is the appropriate standard of review to be applied by a Maryland court in passing on [a corporate] defendant’s motion to dismiss. The determination of this question will likewise establish the proof burdens to be met by the parties and may well be outcome determinative of the motion.

After summarizing the parties’ respective positions on the allocation of burdens — with the appellants urging adoption of the approach outlined by the Supreme Court of Delaware in Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), and the appellees urging deference to the corporate directors pursuant to the line of cases following Auerbach v. Bennett, 47 N.Y.2d 619, 393 N.E.2d 994, 419 N.Y.S.2d 920 (N.Y. 1979) — the circuit court expressed its view that Maryland cases are more in line with a deferential approach, and that the burden of proof was allocated to the plaintiffs in this case with respect to “the issues of independence, good faith and reasonableness.” The court stated, 2008 MDBT at 11-13:

In the Court’s judgment, the Maryland cases cited above indicate that Maryland corporate law follows the abstention doctrine line of cases when faced with evaluating corporate directors’ business judgment. Although decidedly positioned on that side of the philosophical debate, however, it is not clear how much deference is owed to the decision of an SLC to terminate shareholder litigation. . . .

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The Court ... finds that plaintiffs bear the burden of proof on the issues of independence, good faith and reasonableness. If the record supports the 2nd SLC’s Revised Report and recommendations, the plaintiffs’ derivative claims will be dismissed with prejudice.

(Emphasis added.)

Although the circuit court tempered this conclusion with other comments that indicated its deference was not without limits, we are nevertheless confronted with the above statement which appears to be out of sync with the allocation of burdens as set forth by the Court of Appeals in Boland.

In Boland, Judge Sally D. Adkins wrote for the 6-1 majority of the Court of Appeals. Like the present case, Boland was a shareholders’ derivative action which was dismissed by the circuit court in deference to the recommendation of a special litigation committee that had been appointed by the defendant corporations. The defendant corporations in Boland had responded to the shareholders’ lawsuit as follows:

The corporations appointed two outside, independent directors to the Special Litigation Committee, at a May 2007 meeting of the Boards of Directors. These new directors had no business relationship with the corporations. Each had significant experience in corporate matters. The new directors hired another attorney to serve as the SLC’s independent counsel.

423 Md. at 319 (footnotes omitted). The investigation by the special litigation committee appointed in Boland was described as follows, id. at 319-20:

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The SLC investigated the issues presented in the derivative complaint, as well as an issue it apparently raised on its own: whether [plaintiff shareholders] John and Kevin were “adequate shareholder representatives.” The Court of Special Appeals summarized the SLC’s investigation as follows:

[T]he SLC’s investigation took five months. . . .The SLC met with Michael, Eileen, John, Kevin, Cain, Louis, Jr., James, Heise, Sean, Jr., Sean, and counsel for Maureen. The interviews were at least 45 minutes and lasted up to 5 hours, with the longest interviews being with [John and Kevin]. The interviews were conducted separately and with the interviewees signing confidentiality agreements, to promote frankness. The SLC also gave counsel for the appellants and for the corporations the opportunity to submit memoranda stating their differing positions. Counsel for the corporations submitted such a memorandum, while counsel for [John and Kevin] submitted the complaint in the derivative action. Pursuant to a request by [an SLC director, John and Kevin’s] attorney met with the SLC to discuss the allegations in the derivative suit. The SLC reviewed and summarized a total of 131 documents in the course of its investigation.

Boland v. Boland, 194 Md. App. 477, 512-13, 5 A,3d 106, 127 (2010).

After this investigation, the SLC concluded that “none of the derivative claims have merit and the actions on behalf of the corporations should be terminated.”

The circuit court in Boland granted the defendants’ motion to dismiss after indicating: “[T]he factual determinations to be made by the court are (1) were the [SLC] members independent and did they perform their duties in good faith?; (2) did the [SLC] undertake a reasonable investigation of plaintiffs derivative claims?; and (3) are the findings and conclusion of the [SLC] reasonable?” See id. at 322. The circuit court in Boland also indicated that it would review the substantive recommendation of the special litigation committee “under the business judgment standard.”

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In Boland, Judge Adkins acknowledged that the question of “how rigorously a court should review [the] recommendation” of a special litigation committee was a “disputed question.” Id. at 333. She explained, id.:

One approach, commonly referred to as the Auerbach approach, after the case Auerbach v. Bennett, 47 N.Y.2d 619, 393 N.E.2d 994, 419 N.Y.S.2d 920 (N.Y. 1979), treats the SLC’s decision like other corporate decisions, and engages in limited review under the business judgment rule. Another approach, known as the Zapata approach, after the Delaware case Zapata Corp. v Maldonado, 430 A.2d 779 (Del. 1980), provides an additional layer of scrutiny.

She further acknowledged: “Maryland, however, has yet to definitively decide whether courts should follow Zapata or Auerbach.” Id. at 339 (footnote omitted).

After an extensive review of cases, the Court of Appeals resolved this disputed question by adopting an approach which it said “should be considered an ‘enhanced Auerbach’ standard. Id. at 349. In an effort to explain that the Maryland version of a deferential Auerbach review would not “be a ‘rubber stamp’ review” of the report of a special litigation committee, Judge Adkins stated:

Although Auerbach held that an SLC’s substantive decisions are presumed reasonable, it did not presume that the SLC was independent, acted in good faith, or followed reasonable procedures. We conclude that there should be no presumption on these issues. Rather, the court should not grant summary judgment on the basis of an SLC’s decision unless the directors have stated how they chose the SLC members and come forward with some evidence that the SLC followed reasonable procedures and that no substantial business or personal relationships impugned the SLC ‘s independence and good faith. This places a minimal burden on the directors, as these assertions can be made in an affidavit. If the corporate directors have met this burden, then the burden shifts to the derivative plaintiffs to come forward with evidence regarding these issues sufficient to survive summary judgment. If the plaintiff survives summary judgment, at trial, the burden is on the directors to prove that the SLC was independent, acted in good faith, and made a reasonable investigation and principled, factually supported conclusions. . . . The court’s review, though not on the merits [of the SLC’s business judgment], can be rigorous on the questions of good faith, independence, and procedure.

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Id. at 340-42 (boldface emphasis added) (footnote omitted).

As the above-quoted paragraph makes plain, the Court of Appeals has now clarified that, in a hearing on the merits of whether a court should accept the recommendation of a special litigation committee, “the burden is on the directors to prove that the SLC was independent, acted in good faith, and made a reasonable investigation and principled, factually supported conclusions.” The substantive conclusions of the committee “are entitled to judicial deference” id. at 350, but only if the directors meet the burden of proving “that the SLC was independent, acted in good faith, and made a reasonable investigation and principled, factually supported conclusions.” Id.

In the present case, the circuit court applied its own version of enhanced Auerbach review to the report of the special litigation committee. It expressly stated that its “scrutiny of independence and reasonableness [wa]s not a perfunctory one.” Nevertheless, when the circuit court conducted its review, it was weighing the evidence using a standard that assumed, incorrectly, “that plaintiffs bear the burden of proof on the issues of independence, good faith and reasonableness.” We are not able to hold as a matter of law that the circuit court's ultimate findings on these issues would have been the same if it had evaluated the evidence by correctly applying a burden of proof which allocated the burden to the defendants.

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Accordingly, we must remand the case for further proceedings and reconsideration, applying the standard enunciated in Boland.

II. Shareholder oppression claims

In Count V of their Second Amended Complaint, the appellants purported to bring a direct claim for stockholder oppression by Porter, who is a resident of Belgium and the majority holder of all Telos’s interests except for the class of securities appellants own. The circuit court granted appellees’ motion to dismiss this claim on June 6, 2007, ruling as a matter of law: “Maryland does not recognize a cause of action for shareholder oppression where the plaintiffs own publicly traded stock interests in the corporation and the corporation is not a statutory close corporation as defined by Maryland corporate law.”

The appellants own 638,611 shares — 20% of the outstanding Exchangeable Redeemable Preferred Stock (“ERPS”) — issued by Telos. The ERPS have a face value of $10 per share, and bear a dividend rate of 12% per year. Dividends on the ERPS have accrued, but have been unpaid, since at least 1991. According to appellants, the unpaid dividends now total at least $79 million, and Telos has, to date, refused to redeem any of the ERPS.

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Appellants contend that the circuit court erred in ruling that their stockholder oppression claim must be dismissed as a matter of law on the ground that there is a potential for sale of the stock. Appellants note that “a very limited, albeit public, market exists for the non-controlling ERPS interests in Telos,” and the stockholders’ “only non-legal recourse is to sell shares into a thin market that has been artificially depressed by the history of oppression.”

As described in the Second Amended Complaint, Porter is the majority stockholder in all Telos securities except the ERAS, and he owns controlling positions in all securities senior to the ERPS (the Porter Note and senior preferred stock) and in all securities junior to the ERPS (70% of the common stock). Porter has the power to appoint all but two members of Telos’s board of directors. The ERPS are the only publicly traded securities issued by Telos. In addition, it is alleged that Porter manipulated the flow of corporate funds to cause Telos to devalue the ERPS, to fail to redeem the ERPS in accordance with the Registration Statement, and to fail to pay any dividends on the ERPS.

Appellees contend that the circuit court was legally correct in dismissing Count V, and urge us to affirm the ruling. Appellees assert that Maryland does not recognize a stockholder oppression claim for any publicly traded securities.

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Both sides devote very few pages in their briefs to what we perceive to be a question of first impression in Maryland: whether there are any circumstances under which a holder of a publicly traded debt or equity instrument may bring a claim for oppression. Neither side cited any reported decisions that squarely address the question presented, in this case.

In the appellees’ brief, they assert: “Other jurisdictions agree that the ability of dissenting stockholders to sell their shares precludes oppression claims in the context of publicly held corporations.” In support of this contention, appellees cite three cases, one of which is unreported, and none of which we find to be dispositive. For example, in Brooks v. Hill, 717 So. 2d 759, 760 (Ala. 1998), a 19% owner of a two-stockholder corporation brought suit against his brother. In reaffirming the existence under Alabama law of an oppression claim in this context, the Supreme Court of Alabama did remark, in dicta, that, ordinarily, such a remedy is unnecessary for stockholders in publicly traded companies because of their ability to dispose of their investment “with relative ease and efficiency through the operation of the national securities market.” Brooks, 717 So.2d at 765 (emphasis added). Although we do not necessarily disagree with this statement as a general proposition, it is not dispositive of the precise question before us.

Appellees also cite Warshaw v. Calhoun, 221 A.2d 487 (De1.1996). In that case, the Supreme Court of Delaware affirmed the validity of structuring stock ownership of another company through a personal holding company. In affirming the Court of Chancery’s denial of the minority owner’s claim for an accounting and dissolution of the holding company, the Supreme Court of Delaware did not hold that an oppression claim is unavailable as a matter of law if the stock at issue could be traded on a public exchange. The question was not even before the court.

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The only other case cited by appellees in support of their position is an unpublished decision of the United States Court of Appeals for the Ninth Circuit. See Kendall v. Howard Co., 204 Md. App. 440, 445 n.1 (2012).

It is true that our previous reported cases on stockholder oppression actions have arisen in the context of privately held entities. See, e.g., Alloy v. Wills Family Trust, 179 Md. App. 255, 260 (2008)(two classes of general partners, three classes of limited partners, applying the law of the District of Columbia); Edenbaum v. Schwarz-Osztreicherne, 165 Md, App 233, 238-39 (2005)(two stockholders, applying Maryland corporate law). Similarly, in Boland, an oppression claim was asserted in connection with a family-owned business comprised of eight stockholders, 423 Md. at 308, and the Court of Appeals directed the trial court to consider on remand the oppression claim brought by two of the eight stockholders. 423 Md. at 371-72.

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But neither we nor the Court of Appeals have held that, in all circumstances, the holders of any publicly traded debt or equity instrument cannot, as a matter of law, state a direct claim for oppression. As described in the Second Amended Complaint, the securities at issue in this case are somewhat exotic, have no voting rights, and, according to what is before us, are at best thinly traded. Further, there are allegations that Telos’s management has continually renewed Porter’s senior subordinated notes, at above market rates, and has approved large cash payouts to Porter, labelled note payments, while failing to pay dividends on the ERPS. Because we cannot say that, assuming the truth of all of the well pled facts no relief can be granted as a matter of law, see Bennett Heating & Air Conditioning v. NationsBank of Maryland, 342 Md. 169 (1996), we will vacate the judgment dismissing Count V, and remand for further proceedings.

JUDGMENT OF THE CIRCUIT COURT FOR BALTIMORE CITY VACATED. CASE REMANDED FOR FURTHER PROCEEDINGS NOT INCONSISTENT WITH THIS OPINION. COSTS TO BE PAID BY APPELLEES.

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